# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Joint Stock Company Kaspi.kz, CIK 0001985487
CUSIP: 48581R205
Title of class of securities: Common Shares, no par value American Depositary Shares, each representing one Common Share, no par value
Address of issuer's principal executive offices: 154A NAURYZBAI BATYR STREET, Almaty, Kazakstan (1P), 050013
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002029485

## Reporting persons
- Vyacheslav Kim: type of reporting person: individual (IN); citizenship or place of organization: Kazakstan (1P); sole voting power 38,095,117; shared voting power 0; sole dispositive power 38,095,117; shared dispositive power 0; aggregate amount beneficially owned 38,095,117 (20% of the class)

## Item 1. Issuer
Name of issuer: Joint Stock Company Kaspi.kz
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan

## Item 2. Person Filing
Name of person filing: Vyacheslav Kim
Address of principal business office or, if none, residence:
c/o Joint Stock Company Kaspi.kz
154A Nauryzbai Batyr Street
Almaty, 050013, Kazakhstan
Citizenship: See the response to Item 4 of the attached cover page.

## Item 4. Ownership
Amount beneficially owned: 38,095,117 Common Shares. This amount reflects Common Shares underlying 38,095,117 ADSs held by the Reporting Person as of June 30, 2026. As of the date of the filing of this Amendment No. 2 (the "Filing Date"), the Reporting Person owns 37,486,685 Common Shares underlying 37,486,685 ADSs.
Percent of class: 20.0% as of June 30, 2026, based on 190,027,266 Common Shares outstanding as of such date. As of the Filing Date, the Reporting Person owns 19.7% of the Common Shares outstanding, based on 190,027,266 Common Shares outstanding as of such date.
Sole power to vote or to direct the vote: 38,095,117 Common Shares as of June 30, 2026, and 37,486,685 Common Shares as of the Filing Date.
Shared power to vote or to direct the vote: 0 Common Shares as of June 30, 2026 and as of the Filing Date.
Sole power to dispose or to direct the disposition: 38,095,117 Common Shares as of June 30, 2026, and 37,486,685 Common Shares as of the Filing Date.
Shared power to dispose or to direct the disposition: 0 Common Shares as of June 30, 2026 and as of the Filing Date.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vyacheslav Kim: /s/ Vyacheslav Kim, Vyacheslav Kim (08/14/2026)